FILED BY ST. JUDE MEDICAL, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND

DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: ST. JUDE MEDICAL, INC.

COMMISSION FILE NO. 1-12441

The following was made available to the employees of St. Jude Medical, Inc. on May 26, 2016:

Overview: Treatment of Outstanding St. Jude Medical Equity Compensation Awards at the Closing of the Acquisition

This document outlines how St. Jude Medical equity compensation awards that are outstanding at the closing of Abbott’s acquisition of St. Jude Medical (the “transaction”) will be handled. Until the transaction closes, all current terms and conditions of the St. Jude Medical equity awards remain in effect.

This document summarizes the key provisions of the merger agreement related to the treatment of outstanding equity awards; however, if there is a conflict between this communication and the merger agreement, the merger agreement will govern.

Contents

Background	2

Treatment of Equity Awards	4

STOCK AWARD EXCHANGE RATIO	4

TREATMENT OF RSUs	5

TREATMENT OF STOCK OPTIONS	6

Vesting Schedule	8

SPECIAL NOTE FOR U.S. TAXPAYERS	8

Q&As	9

A Note about the Examples in this Document

We use example calculations in this document to illustrate the treatment of equity awards at the closing. Please note that numbers and prices shown in red text are for illustrative purposes only and will be determined at the closing according to the merger agreement.

Background

Before reviewing how St. Jude Medical equity compensation awards will be treated in the transaction, it is important to understand how St. Jude Medical common shares will be treated in the transaction.

At the closing, holders of St. Jude Medical common shares will receive what is called the “Merger Consideration,” a combination of cash and Abbott shares as described in the merger agreement. According to the merger agreement, each St. Jude Medical common share will be converted into:

1.            $46.75 in cash, and

2.            0.8708 (this is called the “Exchange Ratio”) of an Abbott share, rounded down to the nearest full share, with a cash payment for any partial Abbott share left when the number of shares is computed.

Note:  The exact value of the per share merger consideration that St. Jude Medical shareholders receive will depend on the price per share of Abbott shares at the time of the merger. That price may be more or less than the current price or the price at the time of the annual shareholders’ meeting. We urge you to obtain current market quotations for Abbott shares and St. Jude shares.

EXAMPLE 1: You own 100 St. Jude Medical common shares at the closing.

EXAMPLE	# OF SHARES	SHARE PRICE / CASH PAYMENT	VALUE
Before the Closing
St. Jude Medical shares	100	$85.00*	100 x $85 = $8,500.00
At the Closing
1. Convert shares into the Merger Consideration
Cash payment	100	$46.75	$4,675.00
Convert the number of shares based on the Exchange Ratio (rounded down to nearest whole share)	100 St. Jude Medical shares x 0.8708 = 87.08à 87 Abbott shares
Abbott shares	87	$43.93*	$3,821.91
Cash payment for partial Abbott shares	0.08	$43.93*	$3.51
Value at the Closing			$8,500.42

*Hypothetical share price for illustrative purposes only. The Abbott closing price will be determined at closing using the average of the volume-weighted average price per Abbott share on the five consecutive trading days ending with the last complete trading day prior to the closing date.

All St. Jude Medical common shares held at the time of the closing will be converted into the Merger Consideration. This includes:

•                 Shares purchased through the St. Jude Medical ESPP or on the open market

•                 Shares acquired from the exercise of a stock option to acquire St. Jude Medical common shares

•                 Shares acquired from the settlement of vested St. Jude Medical Restricted Stock Units (RSUs)

Key Terms: Vesting and Settlement

For purposes of this communication, the term “vesting” or “vested” refers to your right to an award no longer being subject to forfeiture based on your continued service or other conditions. The term “settlement” refers to the delivery of common shares in satisfaction of a vested award that was granted in RSUs. Vesting and settlement may occur at different times for U.S. taxpayers due to certain provisions of the Internal Revenue Code. See the “Vesting Schedule” section of this document for more information.

Tax Implications

Tax rules vary by country. Please consult with your tax advisor regarding your tax situation. You are responsible for any potential taxes due based on your local country tax rules.

Treatment of Equity Awards

In general, outstanding St. Jude Medical equity awards will be treated as follows at the closing:

•                 Vested awards will be converted into the Merger Consideration, less any applicable tax withholding and, in the case of stock options, the exercise price.

•                 Unvested awards will be converted to Abbott equity awards using the Stock Award Exchange Ratio as described in the merger agreement.

TYPE OF AWARD	STATUS AT THE CLOSING
	VESTED	UNVESTED
Restricted stock units (RSUs)	Not applicable. When your RSUs vest, you receive common shares. Those shares will be treated like all other shares and will receive Merger Consideration.	Converted to Abbott RSUs based on the Stock Award Exchange Ratio as determined at the closing. See Example 2 for details.
Stock Options	Treated as if exercised and converted into the Merger Consideration. See Example 3 for details.	Converted to Abbott stock options based on the Stock Award Exchange Ratio as determined at the closing. See Example 4 for details.

Notes:

•                  As described in the merger agreement, Abbott reserves the right to treat unvested equity awards the same as vested awards (converted into the Merger Consideration at the closing).

•                  Any converted stock options and RSUs that remain outstanding and unvested as of the second anniversary of the closing will automatically vest in full on the second anniversary of the closing.

•                  Settlement of equity awards will follow local laws and regulations, including taxation. Some countries only allow equity to be settled in cash.

STOCK AWARD EXCHANGE RATIO

The Stock Award Exchange Ratio will be determined at the closing and will be used to convert unvested St. Jude Medical equity awards into Abbott equity awards. This conversion formula is designed to ensure that the value of the Abbott equity awards you receive at the closing is approximately equal to the value of your unvested St. Jude Medical equity awards immediately before the closing.

At the closing, the Stock Award Exchange Ratio will be calculated as follows:

CALCULATION:	EXCHANGE RATIO (set at signing of merger agreement)	+	PER SHARE CASH AMOUNT / ABBOTT CLOSING PRICE AT CLOSE (set at the closing)	=	STOCK AWARD EXCHANGE RATIO
SAMPLE	0.8708	+	$46.75 / $43.93* = 1.0642	=	1.9350**

*Hypothetical Abbott share price for illustrative purposes. The Abbott closing price will be determined at closing using the average of the volume-weighted average price per Abbott share on the five consecutive trading days ending with the last complete trading day prior to the closing date.

** For illustrative purposes only; the Stock Award Exchange Ratio will be determined at the closing.

TREATMENT OF RSUs

Unvested RSUs

At the closing, all unvested RSUs will be converted into Abbott RSUs based on the Stock Award Exchange Ratio as determined at the closing.

Note:  The exact value will depend on the price per share of Abbott shares at the time of the merger. That price may be more or less than the current price or the price at the time of the annual shareholders’ meeting. We urge you to obtain current market quotations for Abbott shares and St. Jude shares.

EXAMPLE 2: You have 100 unvested RSUs at the closing.

EXAMPLE	# OF SHARES	SHARE PRICE	VALUE
Before the Closing
St. Jude Medical RSUs	100	$85.00*	100 x $85 = $8,500.00
At the Closing
1. Convert the number of RSUs (based on the Stock Award Exchange Ratio**), rounded to the nearest whole RSU:			100 RSUs x 1.9350** = 194 Abbott RSUs
2. Abbott RSUs:	194	$43.93*	194 x $43.93 =
Value at the Closing			$8,522.42

* Hypothetical share price for illustrative purposes only. The Abbott closing price will be determined at closing using the average of the volume-weighted average price per Abbott share on the five consecutive trading days ending with the last complete trading day prior to the closing date.

** The Stock Award Exchange Ratio will be determined at the closing. For purposes of this example, a hypothetical Stock Award Exchange Ratio of 1.9350 is used.

TREATMENT OF STOCK OPTIONS

Stock options give you the right to buy a specified number of shares at a fixed price while the option is vested and outstanding. The value of a stock option is the difference between the “exercise price” (the amount you pay for each share when you exercise an option) and the “market price” of a share on the date you exercise the option.

Vested Stock Options

At the closing, all vested and outstanding (i.e., unexercised and not previously forfeited or expired) St. Jude Medical stock options will be treated as if they were exercised and the resulting number of St. Jude Medical shares will be cancelled and converted into the Merger Consideration.

The exact value of the per share merger consideration that St. Jude Medical shareholders receive will depend on the price per share of Abbott shares at the time of the merger. That price may be more or less than the current price or the price at the time of the annual shareholders’ meeting. We urge you to obtain current market quotations for Abbott shares and St. Jude shares.

In no event can the value at the closing exceed the value before the closing.

EXAMPLE 3: You have a vested and unexercised stock option to buy 100 St. Jude Medical shares at $40 a share (“exercise price” is $40). For purposes of this example, the St. Jude Medical share price is assumed to be $85 (“market price” is $85).

EXAMPLE	# OF SHARES	SHARE PRICE	VALUE
Before the Closing
Option to buy 100 St. Jude Medical shares at $40	100	$85.00	($85-$40) x 100 = $4,500
At the Closing
1. The option is treated as if exercised, which results in 52 net St. Jude Medical shares to be converted (rounded down to nearest whole share)		$4,500 / $85 = 52.9412 à 52 whole shares and .9412 partial shares
2. Cash payment for any partial St. Jude Medical shares			.9412 x $85 = $80.00
3. Convert shares into the Merger Consideration
Cash payment	52	$46.75	$2,431
Convert the number of shares based on the Exchange Ratio (rounded down to nearest whole share)	52 St. Jude Medical shares x 0.8708 = 45.2816à 45 whole Abbott shares and .2816 partial shares
Abbott shares	45	$43.93*	$1,977
Cash payment for partial Abbott shares	.2816	$43.93*	$12
Value at the Closing **			$4,500

* Hypothetical share price for illustrative purposes only. The Abbott closing price will be determined at closing using the average of the volume-weighted average price per Abbott share on the five consecutive trading days ending with the last complete trading day prior to the closing date.

** For Vested Stock Options, the value at the closing (both the cash and Abbott shares) will be subject to applicable withholding taxes. In accordance with the merger agreement, withholding will reduce the cash consideration first.

Unvested Stock Options

At the closing, any unvested St. Jude Medical stock options will convert into Abbott stock options using the Stock Award Exchange Ratio.  The exercise price of your St. Jude Medical stock options will also be adjusted using the Stock Award Exchange Ratio.

Note:  The exact value will depend on the price per share of Abbott shares at the time of the merger. That price may be more or less than the current price or the price at the time of the annual shareholders’ meeting. We urge you to obtain current market quotations for Abbott shares and St. Jude shares.

EXAMPLE 4: You have an unvested option to buy 100 St. Jude Medical shares at $40 a share (“exercise price” is $40). For purposes of this example, the St. Jude Medical share price is assumed to be $85 (“market price” is $85).

EXAMPLE	# OF SHARES	SHARE PRICE	VALUE
Before the Closing
Option to buy 100 St. Jude Medical shares at $40	100	$85.00	($85-$40) x 100 = $4,500

At the Closing
1. Convert the number of shares (based on the Stock Award Exchange Ratio*) that you are eligible to purchase when the option vests, rounded down to the nearest whole share:			100 St. Jude Medical shares x 1.9350* = 193 Abbott shares
2. Convert the exercise price (using the Stock Award Exchange Ratio*), rounded up to the nearest whole cent:			$40.00 / 1.9350* = $20.68
After conversion, you will have an option to buy: 193 Abbott shares at $20.68 per share; the market value is $43.93**			($43.93 - $20.68) x 193 =
Value at the Closing		$4,487.25

* The Stock Award Exchange Ratio will be determined at the closing. For purposes of this example, a hypothetical Stock Award Exchange Ratio of 1.9350 is used.

** Hypothetical share price for illustrative purposes only. The Abbott closing price will be determined at closing using the average of the volume-weighted average price per Abbott share on the five consecutive trading days ending with the last complete trading day prior to the closing date.

Vesting Schedule

After your St. Jude Medical equity awards are converted to Abbott equity awards, they will continue to vest in accordance with their original terms and conditions. However, awards that remain outstanding and unvested on the second anniversary of the closing will automatically vest on such date, as illustrated below. In addition, if your employment is terminated without cause or you resign for good reason (as those terms are defined in your equity award agreement), in each case, within the first two years following the closing, your unvested equity awards will accelerate and become vested upon such termination.

SPECIAL NOTE FOR U.S. TAXPAYERS

According to the merger agreement, RSUs subject to accelerated vesting will vest (become non-forfeitable) on the second anniversary of the closing. However, due to provisions of the U.S. Internal Revenue Code, these RSUs subject to accelerated vesting will settle (become Abbott shares) upon the original vesting schedule. At vesting, U.S. taxpayers will be responsible for paying U.S. employment taxes (FICA Medicare and Social Security taxes) on such RSUs. Income taxes (federal, state and/or local) will not be due until settlement of those RSUs. Abbott will withhold shares to cover applicable taxes.

Q&As

How can I find out what equity awards I have currently?

To view your current equity awards, log on to your account with E*Trade (https://us.etrade.com/home ) and:

1.            Click on “Accounts” at the top of the page.

2.            Click on “My Stock Plan.”

3.            Select “Plan Elections” from the list on the right (This will bring up all grants since 2009, which will encompass any awards that may have unvested shares. The “Status” column indicates the date the award was accepted.)

4.            Click on the date and it will connect you to the documents associated with that grant.

Until the transaction closes, can I continue to exercise my vested St. Jude Medical stock options and/or sell shares that I’ve acquired as a result of vested St. Jude Medical RSUs?

Until the transaction closes, all current terms and conditions of your St. Jude Medical equity awards remain in effect. Therefore, you may exercise vested stock options and/or sell shares acquired as a result of vested and settled RSUs, subject to any restrictions and rules as set forth in the original award terms or under St. Jude Medical’s policies.

What action do I need to take now? At the closing? After the closing?

Other than reading this document to familiarize yourself with what will happen to your equity compensation as a result of Abbott’s acquisition of St. Jude Medical, no action is required on your part. Your equity awards will automatically be treated as described in this summary at the closing.

Where can I get more information?

If you have questions about your equity awards (such as award type, amount of shares, vesting status, or exercise price) please consult your E*Trade account (https://us.etrade.com/home) or financial advisor. Please consult with your tax advisor regarding your tax situation. For general questions related to the merger, please email sjmglobalcommunication@sjm.com.

All preceding statements are subject to and shall not be considered as modifying the terms of Abbott’s plans and programs. St. Jude Medical and Abbott reserve the right to amend or cancel benefits, plans and programs at any time. The benefits and programs described herein are subject to the anticipated successful transaction wherein St. Jude Medical becomes part of Abbott. This material is not a statement of contractual rights and is not intended to give rise to any right of employment, continued employment or benefits. Nothing in this material alters the at-will employment relationship between Abbott and its employees.

Legal Statements

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of St. Jude Medical, Inc. (the “Company”) and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the proposed combination (the “Merger”) of the Company and Abbott Laboratories; the expected timing of the completion of the Merger; the ability to complete the Merger considering the various closing conditions, including those conditions related to regulatory approvals; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits from the Merger may not materialize as expected; that the Merger may not be timely completed, if at all; that, prior to the completion of the Merger, the Company’s business may not perform as expected due to Merger-related uncertainty or other factors; and other risks that are described in the Company’s reports filed with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks described in the Company’s Annual Report on Form 10-K for its fiscal year ended January 2, 2016. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by applicable law.

Additional Information

In connection with the Merger, the Company and Abbott Laboratories will be filing documents with the SEC, including the filing by Abbott Laboratories of a registration statement on Form S-4, and the Company intends to mail a proxy statement regarding the proposed Merger to its shareholders that will also constitute a prospectus of Abbott Laboratories. Before making any voting or investment decision, investors are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding these transactions, free of charge, at the SEC’s website (www.sec.gov), by accessing the Company’s website at http://www.sjm.com under the heading “Investor Relations” and then under the link “SEC Filings,” and from the Company by directing a request to the Company. These documents may also be obtained free of charge from the Company by requesting them by mail at St. Jude Medical, One St. Jude Medical Drive, St. Paul, MN 55117, Attention: Investor Relations, or by telephone at (651) 756-4347.

The Company and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the Merger. You can find information about the Company’s directors and executive officers in its definitive proxy statement filed with the SEC on March 22, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from the Company using the contact information above.

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.